UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________.)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Partners with ArenaNet to bring Guild Wars 2 to the China Online Game Market	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: August 30, 2012
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

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KongZhong Corporation Partners with ArenaNet to bring Guild Wars 2 to the China Online Game Market

Beijing, China, August 30th 2012 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced that it has entered into a definitive agreement with ArenaNet, Inc, developer of the renowned Guild Wars franchise, to bring Guild Wars 2 (www.guildwars2.com) to the mainland China online game market as its exclusive mainland China partner. Guild Wars 2 is a visually stunning game that is poised to revolutionize the MMO genre by providing players the epic grandeur of a massive roleplaying environment as well as innovative combat mechanics, dynamic events, and personal storytelling.

The partnership entered between KONG and ArenaNet ranks as one of the largest single new Western game licensing transactions to date in the China marketplace, which emphasizes the growing significance KONG has in the digital entertainment distribution space. As part of this agreement, KONG has granted a warrant to ArenaNet for the purchase of up to 40 million of KONG’s ordinary shares (equivalent to 1 million of KONG’s ADSs), with an exercise price of US$ 0.175 per ordinary share (or US$ 7.00 per ADS). This warrant is exercisable after the commercial launch of Guild Wars 2 in the mainland China market and is valid for one year after the commercial launch. In addition, KONG has agreed to provide certain registration rights with respect to the ordinary shares issuable under the warrant.

KONG’s Chief Executive Officer and Chairman of the Board, Mr. Wang Lei Lei, said, "We are excited to be the exclusive partner of ArenaNet to bring Guild Wars 2 to the mainland China market. We admire the dedication and passion of the Guild Wars 2 development team and believe this is reflected in Guild Wars 2 being highly anticipated around the world, including by China gamers. I believe Chinese game players will be impressed by Guild Wars 2 unique gameplay which will bring truly epic, cooperative gameplay back to the MMORPG genre.”

“We designed Guild Wars 2 to not only redefine the MMO category, but to appeal to a global audience,” said Mike O’Brien, president and co-founder, ArenaNet. “We are looking forward to introducing Guild Wars 2 to Chinese gamers, who are eager to experience bold and innovative games, and KongZhong is the perfect partner in this market.”

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market.

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About ArenaNet, Inc.:

ArenaNet is the developer of the ground-breaking Guild Wars 2 and the best-selling Guild Wars online roleplaying games. The studio’s mission is to create innovative online worlds, cultivate a vibrant and engaged global community of players, and to incorporate hand-crafted artistry into every aspect of their games. ArenaNet was formed in 2000 and is a wholly-owned subsidiary of Korea-based NCsoft Corporation.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief FinancialOfficer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

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